UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

PURE STORAGE, INC.

(Name of issuer)

Class A Common Stock, $0.0001 par value per share

(Title of class of securities)

74624M102

(CUSIP number)

December 31, 2015

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 74624M102	Page 2 of 18 Pages

(1)	Names of reporting persons Greylock XIII Limited Partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 24,621,929 (1)(2)
(7) Sole dispositive power 0
(8) Shared dispositive power 24,621,929 (1)(2)
(9)	Aggregate amount beneficially owned by each reporting person 24,621,929 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 46.1% (2)(3)(4)
(12)	Type of reporting person (see instructions) PN

(1)	Represents 24,621,929 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership.
(2)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on the same basis upon the earlier of: (i) any transfer, whether or not for value, except for certain “Permitted Transfers” as defined in the issuer’s restated certificate of incorporation in effect as of the date hereof, (ii) the affirmative vote of the holders of Class B Common Stock representing not less than a majority of the outstanding shares of Class B Common Stock, or (iii) October 6, 2025. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.
(3)	The percent of class was calculated based on 28,750,000 shares of Class A Common Stock outstanding as of December 3, 2015, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 11, 2015).
(4)	Based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 24,621,929 shares of Class B Common Stock held by Greylock XIII Limited Partnership represents 14.99% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 28,750,000 shares of Class A Common Stock and (ii) 161,390,400 shares of Class B Common Stock outstanding as of December 3, 2015, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 11, 2015).

SCHEDULE 13G

CUSIP No. 74624M102	Page 3 of 18 Pages

(1)	Names of reporting persons Greylock XIII-A Limited Partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,216,706 (1)(2)
(7) Sole dispositive power 0
(8) Shared dispositive power 2,216,706 (1)(2)
(9)	Aggregate amount beneficially owned by each reporting person 2,216,706 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.2% (2)(3)(4)
(12)	Type of reporting person (see instructions) PN

(1)	Represents 2,216,706 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership.
(2)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on the same basis upon the earlier of: (i) any transfer, whether or not for value, except for certain “Permitted Transfers” as defined in the issuer’s restated certificate of incorporation in effect as of the date hereof, (ii) the affirmative vote of the holders of Class B Common Stock representing not less than a majority of the outstanding shares of Class B Common Stock, or (iii) October 6, 2025. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.
(3)	The percent of class was calculated based on 28,750,000 shares of Class A Common Stock outstanding as of December 3, 2015, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 11, 2015).
(4)	Based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 2,216,706 shares of Class B Common Stock held by Greylock XIII-A Limited Partnership represents 1.35% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 28,750,000 shares of Class A Common Stock and (ii) 161,390,400 shares of Class B Common Stock outstanding as of December 3, 2015, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 11, 2015).

SCHEDULE 13G

CUSIP No. 74624M102	Page 4 of 18 Pages

(1)	Names of reporting persons Greylock XIII GP LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 26,838,635 (1)(2)
(7) Sole dispositive power 0
(8) Shared dispositive power 26,838,635 (1)(2)
(9)	Aggregate amount beneficially owned by each reporting person 26,838,635 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 48.3% (2)(3)(4)
(12)	Type of reporting person (see instructions) PN

(1)	Represents 24,621,929 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership and 2,216,706 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership. Greylock XIII GP LLC is the general partner of Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership, and may be deemed to beneficially own the shares of stock held directly by Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership.
(2)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on the same basis upon the earlier of: (i) any transfer, whether or not for value, except for certain “Permitted Transfers” as defined in the issuer’s restated certificate of incorporation in effect as of the date hereof, (ii) the affirmative vote of the holders of Class B Common Stock representing not less than a majority of the outstanding shares of Class B Common Stock, or (iii) October 6, 2025. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.
(3)	The percent of class was calculated based on 28,750,000 shares of Class A Common Stock outstanding as of December 3, 2015, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 11, 2015).
(4)	Based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 24,621,929 shares of Class B Common Stock held by Greylock XIII Limited Partnership and 2,216,706 shares of Class B Common Stock held by Greylock XIII-A Limited Partnership represents 16.34% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 28,750,000 shares of Class A Common Stock and (ii) 161,390,400 shares of Class B Common Stock outstanding as of December 3, 2015, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 11, 2015).

SCHEDULE 13G

CUSIP No. 74624M102	Page 5 of 18 Pages

(1)	Names of reporting persons Greylock XIV Limited Partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,309,275 (1)
(7) Sole dispositive power 0
(8) Shared dispositive power 1,309,275 (1)
(9)	Aggregate amount beneficially owned by each reporting person 1,309,275 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 4.6% (2)(3)
(12)	Type of reporting person (see instructions) PN

(1)	Represents 1,309,275 shares of Class A Common Stock held directly by Greylock XIV Limited Partnership.
(2)	The percent of class was calculated based on 28,750,000 shares of Class A Common Stock outstanding as of December 3, 2015, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 11, 2015).
(3)	The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 1,309,275 shares of Class A Common Stock held by Greylock XIV Limited Partnership represents 0.08% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 28,750,000 shares of Class A Common Stock and (ii) 161,390,400 shares of Class B Common Stock outstanding as of December 3, 2015, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 11, 2015).

SCHEDULE 13G

CUSIP No. 74624M102	Page 6 of 18 Pages

(1)	Names of reporting persons Greylock XIV-A Limited Partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 72,737 (1)
(7) Sole dispositive power 0
(8) Shared dispositive power 72,737 (1)
(9)	Aggregate amount beneficially owned by each reporting person 72,737 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.3% (2)(3)
(12)	Type of reporting person (see instructions) PN

(1)	Represents 72,737 shares of Class A Common Stock held directly by Greylock XIV-A Limited Partnership.
(2)	The percent of class was calculated based on 28,750,000 shares of Class A Common Stock outstanding as of December 3, 2015, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 11, 2015).
(3)	The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 72,737 shares of Class A Common Stock held by Greylock XIV-A Limited Partnership represents 0.004% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 28,750,000 shares of Class A Common Stock and (ii) 161,390,400 shares of Class B Common Stock outstanding as of December 3, 2015, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 11, 2015).

SCHEDULE 13G

CUSIP No. 74624M102	Page 7 of 18 Pages

(1)	Names of reporting persons Greylock XIV GP LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,382,012 (1)
(7) Sole dispositive power 0
(8) Shared dispositive power 1,382,012 (1)
(9)	Aggregate amount beneficially owned by each reporting person 1,382,012 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 4.8% (2)(3)
(12)	Type of reporting person (see instructions) PN

(1)	Represents 1,309,275 shares of Class A Common Stock held directly by Greylock XIV Limited Partnership and 72,737 shares of Class A Common Stock held directly by Greylock XIV-A Limited Partnership. Greylock XIV GP LLC is the general partner of Greylock XIV Limited Partnership and Greylock XIV-A Limited Partnership, and may be deemed to beneficially own the shares of stock held directly by Greylock XIV Limited Partnership and Greylock XIV-A Limited Partnership.
(2)	The percent of class was calculated based on 28,750,000 shares of Class A Common Stock outstanding as of December 3, 2015, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 11, 2015).
(3)	The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 1,309,275 shares of Class A Common Stock held directly by Greylock XIV Limited Partnership and 72,737 shares of Class A Common Stock held directly by Greylock XIV-A Limited Partnership represents 0.08% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 28,750,000 shares of Class A Common Stock and (ii) 161,390,400 shares of Class B Common Stock outstanding as of December 3, 2015, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 11, 2015).

SCHEDULE 13G

CUSIP No. 74624M102	Page 8 of 18 Pages

(1)	Names of reporting persons William W. Helman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 28,220,647 (1)(2)
(7) Sole dispositive power 0
(8) Shared dispositive power 28,220,647 (1)(2)
(9)	Aggregate amount beneficially owned by each reporting person 28,220,647 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 50.8% (2)(3)(4)
(12)	Type of reporting person (see instructions) IN

(1)	Represents 24,621,929 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership, 2,216,706 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership, 1,309,275 shares of Class A Common Stock held directly by Greylock XIV Limited Partnership and 72,737 shares of Class A Common Stock held directly by Greylock XIV-A Limited Partnership. Mr. Helman, as a Managing General Partner of Greylock XIII GP LLC and Greylock XIV GP LLC, may be deemed to beneficially own the shares of stock held directly by Greylock XIII Limited Partnership, Greylock XIII-A Limited Partnership, Greylock XIV Limited Partnership and Greylock XIV-A Limited Partnership.
(2)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on the same basis upon the earlier of: (i) any transfer, whether or not for value, except for certain “Permitted Transfers” as defined in the issuer’s restated certificate of incorporation in effect as of the date hereof, (ii) the affirmative vote of the holders of Class B Common Stock representing not less than a majority of the outstanding shares of Class B Common Stock, or (iii) October 6, 2025. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.
(3)	The percent of class was calculated based on 28,750,000 shares of Class A Common Stock outstanding as of December 3, 2015, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 11, 2015).
(4)	Based on the aggregate number of shares of Class A and Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 1,382,012 shares of Class A Common Stock and 26,838,635 shares of Class B Common Stock represents 16.42% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 28,750,000 shares of Class A Common Stock and (ii) 161,390,400 shares of Class B Common Stock outstanding as of December 3, 2015, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 11, 2015).

SCHEDULE 13G

CUSIP No. 74624M102	Page 9 of 18 Pages

(1)	Names of reporting persons Aneel Bhusri
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 28,220,647 (1)(2)
(7) Sole dispositive power 0
(8) Shared dispositive power 28,220,647 (1)(2)
(9)	Aggregate amount beneficially owned by each reporting person 28,220,647 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 50.8% (2)(3)(4)
(12)	Type of reporting person (see instructions) IN

(1)	Represents 24,621,929 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership, 2,216,706 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership, 1,309,275 shares of Class A Common Stock held directly by Greylock XIV Limited Partnership and 72,737 shares of Class A Common Stock held directly by Greylock XIV-A Limited Partnership. Mr. Bhusri, as a Managing General Partner of Greylock XIII GP LLC and Greylock XIV GP LLC, may be deemed to beneficially own the shares of stock held directly by Greylock XIII Limited Partnership, Greylock XIII-A Limited Partnership, Greylock XIV Limited Partnership and Greylock XIV-A Limited Partnership.
(2)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on the same basis upon the earlier of: (i) any transfer, whether or not for value, except for certain “Permitted Transfers” as defined in the issuer’s restated certificate of incorporation in effect as of the date hereof, (ii) the affirmative vote of the holders of Class B Common Stock representing not less than a majority of the outstanding shares of Class B Common Stock, or (iii) October 6, 2025. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.
(3)	The percent of class was calculated based on 28,750,000 shares of Class A Common Stock outstanding as of December 3, 2015, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 11, 2015).
(4)	Based on the aggregate number of shares of Class A and Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 1,382,012 shares of Class A Common Stock and 26,838,635 shares of Class B Common Stock represents 16.42% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 28,750,000 shares of Class A Common Stock and (ii) 161,390,400 shares of Class B Common Stock outstanding as of December 3, 2015, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 11, 2015).

SCHEDULE 13G

CUSIP No. 74624M102	Page 10 of 18 Pages

(1)	Names of reporting persons Donald A. Sullivan
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 28,220,647 (1)(2)
(7) Sole dispositive power 0
(8) Shared dispositive power 28,220,647 (1)(2)
(9)	Aggregate amount beneficially owned by each reporting person 28,220,647 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 50.8% (2)(3)(4)
(12)	Type of reporting person (see instructions) IN

(1)	Represents 24,621,929 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership, 2,216,706 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership, 1,309,275 shares of Class A Common Stock held directly by Greylock XIV Limited Partnership and 72,737 shares of Class A Common Stock held directly by Greylock XIV-A Limited Partnership. Mr. Sullivan, as a Managing General Partner of Greylock XIII GP LLC and Greylock XIV GP LLC, may be deemed to beneficially own the shares of stock held directly by Greylock XIII Limited Partnership, Greylock XIII-A Limited Partnership, Greylock XIV Limited Partnership and Greylock XIV-A Limited Partnership.
(2)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on the same basis upon the earlier of: (i) any transfer, whether or not for value, except for certain “Permitted Transfers” as defined in the issuer’s restated certificate of incorporation in effect as of the date hereof, (ii) the affirmative vote of the holders of Class B Common Stock representing not less than a majority of the outstanding shares of Class B Common Stock, or (iii) October 6, 2025. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.
(3)	The percent of class was calculated based on 28,750,000 shares of Class A Common Stock outstanding as of December 3, 2015, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 11, 2015).
(4)	Based on the aggregate number of shares of Class A and Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 1,382,012 shares of Class A Common Stock and 26,838,635 shares of Class B Common Stock represents 16.42% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 28,750,000 shares of Class A Common Stock and (ii) 161,390,400 shares of Class B Common Stock outstanding as of December 3, 2015, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 11, 2015).

SCHEDULE 13G

CUSIP No. 74624M102	Page 11 of 18 Pages

(1)	Names of reporting persons David Sze
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 28,220,647 (1)(2)
(7) Sole dispositive power 0
(8) Shared dispositive power 28,220,647 (1)(2)
(9)	Aggregate amount beneficially owned by each reporting person 28,220,647 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 50.8% (2)(3)(4)
(12)	Type of reporting person (see instructions) IN

(1)	Represents 24,621,929 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership, 2,216,706 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership, 1,309,275 shares of Class A Common Stock held directly by Greylock XIV Limited Partnership and 72,737 shares of Class A Common Stock held directly by Greylock XIV-A Limited Partnership. Mr. Sze, as a Managing General Partner of Greylock XIII GP LLC and Greylock XIV GP LLC, may be deemed to beneficially own the shares of stock held directly by Greylock XIII Limited Partnership, Greylock XIII-A Limited Partnership, Greylock XIV Limited Partnership and Greylock XIV-A Limited Partnership.
(2)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on the same basis upon the earlier of: (i) any transfer, whether or not for value, except for certain “Permitted Transfers” as defined in the issuer’s restated certificate of incorporation in effect as of the date hereof, (ii) the affirmative vote of the holders of Class B Common Stock representing not less than a majority of the outstanding shares of Class B Common Stock, or (iii) October 6, 2025. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.
(3)	The percent of class was calculated based on 28,750,000 shares of Class A Common Stock outstanding as of December 3, 2015, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 11, 2015).
(4)	The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 1,382,012 shares of Class A Common Stock represents 16.42% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 28,750,000 shares of Class A Common Stock and (ii) 161,390,400 shares of Class B Common Stock outstanding as of December 3, 2015, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 11, 2015).

SCHEDULE 13G

CUSIP No. 74624M102	Page 12 of 18 Pages

(1)	Names of reporting persons Reid Hoffman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,382,012 (1)
(7) Sole dispositive power 0
(8) Shared dispositive power 1,382,012 (1)
(9)	Aggregate amount beneficially owned by each reporting person 1,382,012 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 4.8% (2)(3)
(12)	Type of reporting person (see instructions) IN

(1)	Represents 1,309,275 shares of Class A Common Stock held directly by Greylock XIV Limited Partnership and 72,737 shares of Class A Common Stock held directly by Greylock XIV-A Limited Partnership. Mr. Hoffman, as a Managing General Partner of Greylock XIV GP LLC, may be deemed to beneficially own the shares of stock held directly by Greylock XIV Limited Partnership and Greylock XIV-A Limited Partnership.
(2)	The percent of class was calculated based on 28,750,000 shares of Class A Common Stock outstanding as of December 3, 2015, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 11, 2015).
(3)	Based on the aggregate number of shares of Class A and Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 1,382,012 shares of Class A Common Stock represents 0.08% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 28,750,000 shares of Class A Common Stock and (ii) 161,390,400 shares of Class B Common Stock outstanding as of December 3, 2015, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 11, 2015).

SCHEDULE 13G

CUSIP No. 74624M102	Page 13 of 18 Pages

Item 1(a)	Name of Issuer:

Pure Storage, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

650 Castro Street, Suite 400

Mountain View, CA 94041

Item 2(a)	Name of Person Filing:

The reporting persons are:

(i) Greylock XIII Limited Partnership;

(ii) Greylock XIII-A Limited Partnership;

(iii) Greylock XIII GP LLC, the General Partner of Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership;

(iv) Greylock XIV Limited Partnership;

(v) Greylock XIV-A Limited Partnership;

(vi) Greylock XIV GP LLC, the General Partner of Greylock XIV Limited Partnership and Greylock XIV-A Limited Partnership;

(vii) William W. Helman, a Managing General Partner of Greylock XIII GP LLC and Greylock XIV GP LLC;

(viii) Aneel Bhusri, a Managing General Partner of Greylock XIII GP LLC and Greylock XIV GP LLC;

(ix) Donald A. Sullivan, a Managing General Partner of Greylock XIII GP LLC and Greylock XIV GP LLC;

(x) David Sze, a Managing General Partner of Greylock XIII GP LLC and Greylock XIV GP LLC; and

(xi) Reid Hoffman, a Managing General Partner of Greylock XIV GP LLC

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of each of the reporting persons is:

40 Grove Street, Suite 430

Wellesley, MA 02482

Item 2(c)	Citizenship:

(i) Greylock XIII Limited Partnership, a Delaware limited partnership;

(ii) Greylock XIII-A Limited Partnership, a Delaware limited partnership;

(iii) Greylock XIII GP LLC, a Delaware limited liability company;

(iv) Greylock XIV Limited Partnership, a Delaware limited partnership;

(v) Greylock XIV-A Limited Partnership, a Delaware limited partnership;

(vi) Greylock XIV GP LLC, a Delaware limited liability company;

(vii) William W. Helman, a U.S. citizen;

(viii) Aneel Bhusri, a U.S. citizen;

(ix) Donald A. Sullivan, a U.S. citizen;

(x) David Sze, a U.S. citizen; and

(xi) Reid Hoffman, a U.S. citizen

Item 2(d)	Title of Class of Securities:

This Schedule 13G report relates to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Pure Storage, Inc.

Item 2(e)	CUSIP Number:

74624M102

Item 3	Description of Person Filing:

Not applicable.

SCHEDULE 13G

CUSIP No. 74624M102	Page 14 of 18 Pages

Item 4	Ownership:

(a) and (b) Amount Beneficially Owned:

(i)	Greylock XIII Limited Partnership directly owns 24,621,929 shares of Class B Common Stock, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 46.1% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 24,621,929 shares of Class B Common Stock held by Greylock XIII Limited Partnership represents 14.99% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(ii)	Greylock XIII-A Limited Partnership directly owns 2,216,706 shares of Class B Common Stock, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 7.2% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 2,216,706 shares of Class B Common Stock held by Greylock XIII-A Limited Partnership represents 1.35% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(iii)	Greylock XIII GP LLC is the general partner of Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership, and may be deemed to beneficially own 24,621,929 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership and 2,216,706 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 48.3% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 24,621,929 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership and 2,216,706 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership represents 16.34% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(iv)	Greylock XIV Limited Partnership directly owns 1,309,275 shares of Class A Common Stock, which represents approximately 4.6% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 1,309,275 shares of Class A Common Stock held by Greylock XIV Limited Partnership represents 0.08% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(v)	Greylock XIV-A Limited Partnership directly owns 72,737 shares of Class A Common Stock, which represents approximately 0.3% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 72,737 shares of Class A Common Stock held by Greylock XIV-A Limited Partnership represents 0.004% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(vi)	Greylock XIV GP LLC is the general partner of Greylock XIV Limited Partnership and Greylock XIV-A Limited Partnership, and may be deemed to beneficially own 1,309,275 shares of Class A Common Stock held directly by Greylock XIV Limited Partnership and 72,737 shares of Class A Common Stock held directly by Greylock XIV-A Limited Partnership, which represents approximately 4.8% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 1,309,275 shares of Class A Common Stock held directly by Greylock XIV Limited Partnership and 72,737 shares of Class A Common Stock held directly by Greylock XIV-A Limited Partnership represents 0.08% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(vii)	Mr. Helman, as a Managing General Partner of Greylock XIII GP LLC and Greylock XIV GP LLC, may be deemed to beneficially own the 24,621,929 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership, 2,216,706 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership, 1,309,275 shares of Class A Common Stock held directly by Greylock XIV Limited Partnership and 72,737 shares of Class A Common Stock held directly by Greylock XIV-A Limited Partnership, which, when such shares of Class B Common Stock are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 50.8% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 1,382,012 shares of Class A Common Stock and 26,838,635 shares of Class B Common Stock represents 16.42% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock. Excluded from Mr. Helman’s Section 13(d) beneficial ownership are 69,060 shares of Class B Common Stock held of record by Greylock XIII Principals LLC and 136 shares of Class A Common Stock held of record by Greylock XIV Principals LLC, with respect to which shares Mr. Helman has no voting or dispositive power, and Mr. Helman disclaims Section 13(d) beneficial ownership of such shares.

(viii)	Mr. Bhusri, as a Managing General Partner of Greylock XIII GP LLC and Greylock XIV GP LLC, may be deemed to beneficially own the 24,621,929 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership, 2,216,706 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership, 1,309,275 shares of Class A Common Stock held directly by Greylock XIV Limited Partnership and 72,737 shares of Class A Common Stock held directly by Greylock XIV-A Limited Partnership, which, when such shares of Class B Common Stock are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 50.8% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 1,382,012 shares of Class A Common Stock and 26,838,635 shares of Class B Common Stock represents 16.42% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock. Excluded from Mr. Bhusri’s Section 13(d) beneficial ownership are 44,198 shares of Class B Common Stock held of record by Greylock XIII Principals LLC and 340 shares of Class A Common Stock held of record by Greylock XIV Principals LLC, with respect to which shares Mr. Bhusri has no voting or dispositive power, and Mr. Bhusri disclaims Section 13(d) beneficial ownership of such shares.

(ix)	Mr. Sullivan, as a Managing General Partner of Greylock XIII GP LLC and Greylock XIV GP LLC, may be deemed to beneficially own the 24,621,929 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership, 2,216,706 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership, 1,309,275 shares of Class A Common Stock held directly by Greylock XIV Limited Partnership and 72,737 shares of Class A Common Stock held directly by Greylock XIV-A Limited Partnership, which, when such shares of Class B Common Stock are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 50.8% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 1,382,012 shares of Class A Common Stock and 26,838,635 shares of Class B Common Stock represents 16.42% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock. Excluded from Mr. Sullivan’s Section 13(d) beneficial ownership are 11,050 shares of Class B Common Stock held of record by Greylock XIII Principals LLC and 136 shares of Class A Common Stock held of record by Greylock XIV Principals LLC, with respect to which shares Mr. Sullivan has no voting or dispositive power, and Mr. Sullivan disclaims Section 13(d) beneficial ownership of such shares.

(x)	Mr. Sze, as a Managing General Partner of Greylock XIII GP LLC and Greylock XIV GP LLC, may be deemed to beneficially own the 24,621,929 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership, 2,216,706 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership, 1,309,275 shares of Class A Common Stock held directly by Greylock XIV Limited Partnership and 72,737 shares of Class A Common Stock held directly by Greylock XIV-A Limited Partnership, which, when such shares of Class B Common Stock are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 50.8% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 1,382,012 shares of Class A Common Stock and 26,838,635 shares of Class B Common Stock represents 16.42% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock. Excluded from Mr. Sze’s Section 13(d) beneficial ownership are 23,480 shares of Class B Common Stock held of record by Greylock XIII Principals LLC and 136 shares of Class A Common Stock held of record by Greylock XIV Principals LLC, with respect to which shares Mr. Sze has no voting or dispositive power, and Mr. Sze disclaims Section 13(d) beneficial ownership of such shares.

(xi)	Mr. Hoffman, as a Managing General Partner of Greylock XIV GP LLC, may be deemed to beneficially own the 1,309,275 shares of Class A Common Stock held directly by Greylock XIV Limited Partnership and 72,737 shares of Class A Common Stock held directly by Greylock XIV-A Limited Partnership, which represents approximately 4.8% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 1,382,012 shares of Class A Common Stock represents 0.08% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock. Excluded from Mr. Hoffman’s Section 13(d) beneficial ownership are 136 shares of Class A Common Stock held of record by Greylock XIV Principals LLC, with respect to which shares Mr. Hoffman has no voting or dispositive power, and Mr. Hoffman disclaims Section 13(d) beneficial ownership of such shares.

SCHEDULE 13G

CUSIP No. 74624M102	Page 15 of 18 Pages

(c) Number of Shares as to which the Person has:

	NUMBER OF SHARES OF CLASS B COMMON STOCK
Reporting Person	(i)	(ii)	(iii)	(iv)
Greylock XIII Limited Partnership	0	24,621,929	0	24,621,929
Greylock XIII-A Limited Partnership	0	2,216,706	0	2,216,706
Greylock XIII GP LLC	0	26,838,635	0	26,838,635

	NUMBER OF SHARES OF CLASS A COMMON STOCK
Reporting Person	(i)	(ii)	(iii)	(iv)
Greylock XIV Limited Partnership	0	1,309,275	0	1,309,275
Greylock XIV-A Limited Partnership	0	72,737	0	72,737
Greylock XIV GP LLC	0	1,382,012	0	1,382,012
William W. Helman	0	28,220,647	0	28,220,647
Aneel Bhusri	0	28,220,647	0	28,220,647
Donald A. Sullivan	0	28,220,647	0	28,220,647
David Sze	0	28,220,647	0	28,220,647
Reid Hoffman	0	1,382,012	0	1,382,012

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

Percentages calculated based on based on (i) 28,750,000 shares of Class A Common Stock and (ii) 161,390,400 shares of Class B Common Stock outstanding as of December 3, 2015, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 11, 2015).

SCHEDULE 13G

CUSIP No. 74624M102	Page 16 of 18 Pages

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Each of the reporting persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SCHEDULE 13G

CUSIP No. 74624M102	Page 17 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: February 16, 2016.

GREYLOCK XIII GP LLC

By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Partner

By:	/s/ William W. Helman
William W. Helman, Managing Partner

By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Managing Partner

By:	/s/ David Sze
David Sze, Managing Partner

GREYLOCK XIII LIMITED PARTNERSHIP

By:	Greylock XIII GP LLC
General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Partner

	By:	/s/ William W. Helman
William W. Helman, Managing Partner

	By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Managing Partner

	By:	/s/ David Sze
David Sze, Managing Partner

GREYLOCK XIII-A LIMITED PARTNERSHIP

By:	Greylock XIII GP LLC
General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Partner

	By:	/s/ William W. Helman
William W. Helman, Managing Partner

	By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Managing Partner

	By:	/s/ David Sze
David Sze, Managing Partner

GREYLOCK XIV GP LLC

By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Partner

By:	/s/ William W. Helman
William W. Helman, Managing Partner

By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Managing Partner

By:	/s/ David Sze
David Sze, Managing Partner

By:	/s/ Reid Hoffman
Reid Hoffman, Managing Partner

GREYLOCK XIV LIMITED PARTNERSHIP

By:	Greylock XIV GP LLC
General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Partner

	By:	/s/ William W. Helman
William W. Helman, Managing Partner

	By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Managing Partner

	By:	/s/ David Sze
David Sze, Managing Partner

	By:	/s/ Reid Hoffman
Reid Hoffman, Managing Partner

GREYLOCK XIV-A LIMITED PARTNERSHIP

By:	Greylock XIV GP LLC
General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Partner

	By:	/s/ William W. Helman
William W. Helman, Managing Partner

	By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Managing Partner

	By:	/s/ David Sze
David Sze, Managing Partner

	By:	/s/ Reid Hoffman
Reid Hoffman, Managing Partner

/s/ William W. Helman
William W. Helman

/s/ Aneel Bhusri
Aneel Bhusri

/s/ Donald A. Sullivan
Donald A. Sullivan

/s/ David Sze
David Sze

/s/ Reid Hoffman
Reid Hoffman

SCHEDULE 13G

Exhibit I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Pure Storage, Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 16th day of February, 2016.

GREYLOCK XIII GP LLC

By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Partner

By:	/s/ William W. Helman
William W. Helman, Managing Partner

By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Managing Partner

By:	/s/ David Sze
David Sze, Managing Partner

GREYLOCK XIII LIMITED PARTNERSHIP

By:	Greylock XIII GP LLC
General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Partner

	By:	/s/ William W. Helman
William W. Helman, Managing Partner

	By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Managing Partner

	By:	/s/ David Sze
David Sze, Managing Partner

GREYLOCK XIII-A LIMITED PARTNERSHIP

By:	Greylock XIII GP LLC
General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Partner

	By:	/s/ William W. Helman
William W. Helman, Managing Partner

	By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Managing Partner

	By:	/s/ David Sze
David Sze, Managing Partner

GREYLOCK XIV GP LLC

By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Partner

By:	/s/ William W. Helman
William W. Helman, Managing Partner

By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Managing Partner

By:	/s/ David Sze
David Sze, Managing Partner

By:	/s/ Reid Hoffman
Reid Hoffman, Managing Partner

GREYLOCK XIV LIMITED PARTNERSHIP

By:	Greylock XIV GP LLC
General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Partner

	By:	/s/ William W. Helman
William W. Helman, Managing Partner

	By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Managing Partner

	By:	/s/ David Sze
David Sze, Managing Partner

	By:	/s/ Reid Hoffman
Reid Hoffman, Managing Partner

GREYLOCK XIV-A LIMITED PARTNERSHIP

By:	Greylock XIV GP LLC
General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Partner

	By:	/s/ William W. Helman
William W. Helman, Managing Partner

	By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Managing Partner

	By:	/s/ David Sze
David Sze, Managing Partner

	By:	/s/ Reid Hoffman
Reid Hoffman, Managing Partner

/s/ William W. Helman
William W. Helman

/s/ Aneel Bhusri
Aneel Bhusri

/s/ Donald A. Sullivan
Donald A. Sullivan

/s/ David Sze
David Sze

/s/ Reid Hoffman
Reid Hoffman